Kingscrowd, LLC		
Statement of Comprehensive Income		
(Unaudited)		
	For the Period	
	December 14, 2017	
	(Inception) to	
	December 31, 2017	
Revenue	$ -	
Expenses:	-	
Total expenses	-	
Net loss	$ -	